AMARC ACQUIRES HIGH QUALITY DRILL READY TARGETS IN BRITISH COLUMBIA

November 7, 2012, Vancouver, BC – Amarc Resources Ltd. (“Amarc”) (TSX-V: AHR; OTCBB: AHR) announces that it has entered into a Letter Agreement (“Letter Agreement”) with Quartz Mountain Resources Ltd. (“Quartz Mountain’), on Quartz Mountain’s 100%-owned Galaxie and ZNT properties (“Properties”), located in northern and central British Columbia (“BC”). The Properties hold significant exploration potential, and include the Gnat porphyry deposit where an historical estimate of an “Indicated Reserve” of 30 million tonnes grading 0.39% Cu remains open to expansion. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong drill targets that have the potential to provide a significant return for Amarc’s shareholders.

Data being received from ongoing aggressive exploration programs at Galaxie and ZNT is identifying several encouraging base and precious metal targets for drill testing. Work at Galaxie indicates that an important copper porphyry deposit is present at Gnat, where a drill program designed to test newly identified potential extensions to the system is to commence immediately.

Under the Letter Agreement, Amarc will acquire an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures relating to the Galaxie property on or before December 31, 2012. Amarc also has the option to acquire an additional 10% ownership interest in the Properties by funding a further $1 million in exploration expenditures on or before September 30, 2013.

The transactions contemplated by the Letter Agreement are subject to regulatory approval and it is expected that the parties will enter into a definitive agreement governing the transactions in greater detail.

Galaxie Project

The approximately 1,300 square kilometre Galaxie project in northwest BC has excellent potential for the discovery of bulk tonnage copper-gold and/or molybdenum deposits. It is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources. These include the Red Chris porphyry deposit, located 60 kilometres south of Galaxie, with Proven and Probable Reserves of 302 million tonnes grading 0.36% copper and 0.27 g/t gold (Imperial Metals, November 2010), and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits.

Historical exploration at Galaxie, including geological, geochemical and geochemical surveys, as well as trenching and drilling, identified several copper occurrences, including the Gnat porphyry deposit. In addition, recent exploration by Quartz Mountain has identified a number of new quality precious and base metal targets for drill testing.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

An historical estimate for the Gnat porphyry deposit comprising “Indicated Reserves” of 30,387,850 tonnes grading 0.39% copper, including 20% dilution by wallrock grading 0.15% copper, was completed by Lytton Minerals Ltd. in 1972. This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of “Indicated Reserves” under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

Information from historical drilling of the Gnat deposit area clearly illustrates that the copper mineralization remains open to expansion, including to depth. A ground Induced Polarization (“IP”) geophysical survey recently completed over the immediate deposit area combined with the re-logging of historical drill core has refined targets for the upcoming initial drill program.

In addition to Gnat, the Galaxie property has other excellent exploration potential. Data is currently being received from geological, geochemical and IP geophysical surveys completed by Quartz Mountain over a number of highly prospective precious and base metal targets. Once all the data has been received, compiled and reviewed, drill targets will be defined and applications for drill permits submitted to the provincial government.

The Galaxie Project is located some 8 kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp. The district is well served by an existing transportation system, a developing power infrastructure, and a skilled workforce. Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit which is located in an area of flat to gently rolling topography. Construction of the $400-million Northwest Transmission Line project has commenced, which is to include a new 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 km by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect in early 2014 to the Red Chris copper-gold porphyry mine development project.

ZNT Project

The approximately 100 square kilometre ZNT project is located in west-central BC, approximately 15 kilometres southeast of the town of Smithers (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp. This early-stage exploration property was staked by Quartz Mountain on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government, respectively. Initial results received from prospecting, grid soil geochemical sampling and IP geophysical surveys completed by the Quartz Mountain’s technical team indicate promising exploration potential. Once all the data has been received and reviewed, drill targets will be delineated and applications for drill permits submitted to the provincial government.

The area of the ZNT property is characterized by gentle topography. The region is well-served by existing transportation and power infrastructure, and is connected via CN Rail at Smithers to the deep water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry.

Amarc and Quartz Mountain are Vancouver-based exploration companies associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success. Amarc and Quartz Mountain have certain Directors in common and are accordingly considered by the TSX Venture Exchange to be Non-Arm’s Length Parties.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious and base metal discovery in BC. With a solid working capital position of $8.5 million, Amarc’s exploration activities are focused on: its 100%-owned Silver Vista silver-copper project; the Galaxie and ZNT properties held in the Joint Venture with Quartz Mountain; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Robert A. Dickinson
Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com